Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Ault & Company, Inc.

Purchase of Class A Common Stock	100,000	$0.1594	06/11/2026

Milton C. Ault, III

Purchase of Class A Common Stock	40,000	$0.1662	06/10/2026
Purchase of Class A Common Stock	15,000	$0.1634	06/11/2026

William B. Horne

Purchase of Class A Common Stock	200,000	$0.1688	06/11/2026